

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS **SUBJECT TO COMPLETION, DATED [ ]**

Minimum Offering of [ ] Shares
Maximum Offering of [ ] Shares

YIELDSTREET MULTI-ASSET FUND INC.

We are a newly-formed, externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended, or the "1940 Act." As such, we are required to comply with certain regulatory requirements. See "Regulation" in our statement of additional information, or "SAI." Our investment objective is to generate current income and, as a secondary objective, capital appreciation.

We intend to seek to achieve our investment objective by primarily investing in debt securities and other credit instruments, either directly or through separate investment structures or vehicles that provide us with exposure to such securities, which we refer to collectively as "Credit Investments." Such Credit Investments may include instruments directly or indirectly secured by real or personal property. We may also acquire Credit Investments that include automotive loans, corporate loans, receivable financing, litigation financing, art financing, oil and gas financing, purchase order financing, consumer loans, retail point of sale financing, marine and shipping finance, aircraft leasing and financing, asset based financing, working capital loans, cash flow loans, short term loans, merchant cash advances, ~~and~~ equipment financing**, residential and commercial loans and mortgages, loan participations and assignments, and delayed funding loans and credit facilities**, as well as instruments that are directly or indirectly secured by such assets, including in certain cases participation interests in the underlying loans, which we refer to as "Participation Interests." In addition to Credit Investments, we may also selectively acquire equity or similar ownership interests in assets of the type underlying the Credit Investments we intend to target, including, without limitation, real estate, litigation financing, securitizations or structured investments and merchant cash advances secured by cash flow or future earnings, which we refer to as "Equity Investments." We refer to our Credit Investments and Equity Investments together collectively as our "Investments." While we expect that a substantial portion of our Investments will be in the United States, we will also acquire Investments that are located outside the United States or that are directly or indirectly secured by assets located outside the United States.

An investment in our shares is not suitable for investors that require short-term liquidity:

- **Our shares have no history of public trading and will not be publicly traded and you should not expect to be able to sell your shares regardless of how we perform.**
- **If you are able to sell your shares, you will likely receive less than your purchase price.**
- **Our shares are not currently listed on any securities exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever.**
- **We intend to, but are not obligated to, implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us.**

DOC ID - 29395675.84

iii

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- You will have no right to require us to repurchase your shares or any portion thereof. See "Share Repurchase Program."

- Accordingly, you should consider that you may not have access to the money you invest until we complete a liquidity event, which may not occur until three years following the completion of this offering, if at all.

- This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors.

- The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there is no assurance that we will complete a liquidity event within our proposed timeframe or at all.

Accordingly, you may be unable to sell your shares and receive proceeds until at least three years following the closing of this offering.

The companies in our investment portfolio will often be highly leveraged, and, in many cases, our Credit Investments in these companies will not be rated by any rating agency. If these Credit Investments were rated, we believe that most would likely receive a rating of below investment grade (that is, below BBB− or Baa3, which is often referred to as "junk"). Our exposure to below investment grade instruments involves certain risks, including speculation with respect to the borrower's capacity to pay interest and repay principal. The Credit Investments in our portfolio may often have a significant portion of principal due at the maturity of the investment, which would result in a substantial loss to us if such borrowers are unable to refinance or repay their debt at maturity.

We may invest without limitation in securities that, at the time of investment, are illiquid (determined using the SEC's standard applicable to registered investment companies, i.e., securities that cannot be disposed of by us within seven days in the ordinary course of business at approximately the amount at which we have valued the securities). We may also invest in securities subject to restrictions on resale. Investments in restricted securities could have the effect of increasing the amount of our assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities. The illiquidity of these Investments may make it difficult for us to sell such Investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded these Investments. Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when we believe it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that we pay for or recover upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. Investment of our assets in illiquid and restricted securities may restrict our ability to take advantage of market opportunities.

Many of the Credit Investments we could potentially acquire in the secondary market may also have less restrictive covenant terms that provide us with fewer protections, called "covenant-lite" loans, that generally provide for fewer restrictions on the borrower's operations and use of proceeds than do debt instruments that contain traditional financial and operating covenants.

In accordance with the foregoing strategies, we will generally seek to acquire Credit Investments that (i) are believed to be sufficiently collateralized to preserve capital, and (ii) will generate income in accordance with our desired investment characteristics. Given the nature and risks associated with special-situation lending, we will generally seek to focus first on the collateral available for each Credit Investment in order protect principal, and then second on obtaining an appropriate return given the term, risk and liquidity associated with each specific Credit Investment. We will generally apply similar criteria for any Equity Investment we may acquire, with a focus on our expected risk adjusted return on such Equity Investments. See "Risk Factors – Risks Related to Our Investments."

An investment in our shares is not suitable for investors that require short-term liquidity:

- Our shares have no history of public trading and will not be publicly traded and you should not expect to be able to sell your shares regardless of how we perform.

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- If you are able to sell your shares, you will likely receive less than your purchase price.

- Our shares are not currently listed on any securities exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever.

- We intend to, but are not obligated to, implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us.

- You will have no right to require us to repurchase your shares or any portion thereof. See "Share Repurchase Program."

- Accordingly, you should consider that you may not have access to the money you invest until we complete a liquidity event, which may not occur until three years following the completion of this offering, if at all.

- This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors.

- The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there is no assurance that we will complete a liquidity event within our proposed timeframe or at all.

- Accordingly, you may be unable to sell your shares and receive proceeds until at least three years following the closing of this offering.

We intend to elect to be treated for federal income tax purposes as a regulated investment company, or "RIC," under Subchapter M of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code." We are managed by YieldStreet Management, LLC, a Delaware limited liability company, which is registered as an investment adviser with the Securities and Exchange Commission, or "SEC," pursuant to the Investment Advisers Act of 1940, as amended, or the "Advisers Act." YieldStreet Management, LLC, which is wholly-owned and controlled by YieldStreet Inc., a Delaware corporation, oversees the management of our activities and is responsible for making investment decisions for our portfolio. Both YieldStreet Management, LLC and YieldStreet Inc. are considered our affiliates. YieldStreet Management, LLC also serves as our administrator, and in such capacity will provide, or arrange for the provision of, the administration services necessary for us to operate. **YieldStreet Management, LLC, in its capacity as our administrator, expects to retain one or more sub-administrators from time to time to provide certain administrative services to the Company on its behalf.**

We are offering up to [50 million] shares of our common stock, $0.001 par value per share (our "shares"), in this offering at an initial offering price of $10 per share. This offering is being made directly by us, and we have not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered pursuant to this prospectus. The minimum permitted subscription amount will initially be $[10,000] of our shares, although we may waive or increase or decrease this minimum permitted subscription amount from time to time in our discretion. We will not sell any shares unless we raise gross offering proceeds of at least $[25] million by one year from the date of this prospectus, which we refer to as the minimum offering requirement.

To purchase shares in this offering, you must establish an account through YieldStreet Inc.'s online investment portal (the "YieldStreet Investment Portal"), available at *www.yieldstreet.com*, and complete and execute a subscription agreement (a form of which is attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount. To the extent you do not already have one, you must also establish an account in your name at Evolve Bank & Trust ("Evolve Bank"), an FDIC insured bank (or any successor to Evolve Bank we may contract with), through the YieldStreet Investment Portal, which we refer to as your "YieldStreet Wallet." Subscription payments may be made from funds already available in your YieldStreet Wallet at the time the subscription is submitted to us or may be deposited by you into your YieldStreet Wallet at the time of subscription via ACH debit from another account maintained by you. Funds submitted into the YieldStreet Wallet will earn interest at the prevailing interest rate provided for therein, which, as of the date of this prospectus, is [2.20]%. Pending satisfaction of the minimum offering requirement, we will withdraw the subscription payment held in your YieldStreet Wallet upon acceptance of your subscription. You should be aware that you may not withdraw subscription payments from your YieldStreet Wallet once you have submitted your subscription (even before we accept the subscription), unless we reject your

To purchase shares in this offering, you must establish an account through YieldStreet's online investment portal (the "YieldStreet Investment Portal"), available at *www.yieldstreet.com*, and complete and execute a subscription agreement (a form of which is attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount. To the extent you do not already have one, you must also have a YieldStreet Wallet. Subscription payments may be made from funds already available in your YieldStreet Wallet at the time the subscription is submitted to us or may be deposited by you into your YieldStreet Wallet at the time of subscription via ACH debit from another account maintained by you. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, the full amount of your subscription payment will remain deposited in your YieldStreet Wallet. See "—How to Subscribe."

How to Subscribe

Investors seeking to purchase our shares must first establish an account on the YieldStreet Investment Portal and have a YieldStreet Wallet. To submit a subscription in connection with this offering, you must complete and execute a subscription agreement through the YieldStreet Investment Portal for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount. Subscription payments may be made from funds already available in your YieldStreet Wallet at the time the subscription is submitted to us or may be deposited by you into your YieldStreet Wallet at the time of subscription via ACH debit from another account maintained by you. By executing a subscription agreement via electronic signature through the YieldStreet Investment Portal, you make certain representations and warranties upon which we will rely in accepting subscriptions, attest that you meet the requirements as stated in the subscription agreement and agree to be bound by all of its terms. **YOU MUST CAREFULLY READ AND EXECUTE THE SUBSCRIPTION AGREEMENT.**

Subscriptions will be effective only upon our acceptance, and we reserve the sole and absolute right to reject any subscription tendered for any reason or no reason, or to accept it in part only. Subscription agreements are non-cancelable and irrevocable by you and subscription funds are non-refundable for any reason, except with our express written consent or as expressly set forth herein or in the subscription agreement. You will only become a stockholder when we (i) countersign your subscription agreement, and (ii) withdraw the full amount of your subscription payment from your YieldStreet Wallet in payment for your shares. In addition, an approved trustee must process and forward to us any subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

You should be aware that you may not withdraw subscription payments from your YieldStreet Wallet once you have submitted your subscription (even before we accept the subscription), unless we reject your subscription. If we do not meet the minimum offering requirement by one year from the date of this prospectus, we will promptly release our hold on your subscription payment held in your YieldStreet Wallet (including interest), and we will stop offering shares. We will not deduct any fees or expenses from such subscription payments if we fail to meet the minimum offering requirement.

Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to make Investments, with an emphasis on current income. Those Investments will primarily take the form of Credit Investments, including Participation Interests, and to a lesser extent Equity Investments. See "Investment Objective and Strategy." The remainder we expect to be used for working capital and general corporate purposes. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or provide variation in our portfolio.

We estimate that it will take up to three to six months for us to substantially invest the net proceeds from each closing of this continuous offering, depending on the availability of attractive opportunities and market conditions. **We expect that it may take more than three months to invest all of the proceeds of each closing, in part because the private credit investments we intend to acquire often require substantial prior research and due diligence.** This timeframe may be shorter to the extent we enter into Contingent Funding Agreements prior to a closing. However, we can offer no assurance that we will be able to achieve this goal. Pending such use, we will invest the net proceeds of this offering primarily in cash, cash-equivalents, U.S. government securities, money

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- the establishment of an active trading market for our shares through an affiliated or third-party broker dealer, or otherwise; or

- self-decay of the underlying assets through repayment by borrowers.

We refer to the aforementioned scenarios as "liquidity events." While our intention is to pursue a liquidity event within three years following the completion of this offering, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that a suitable transaction or structure will be available or that market conditions will permit a liquidity event. As a result, a liquidity event may not occur within our projected timeframe or at all. In making a determination of what type of liquidity event is in our best interests, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management considerations and the potential for stockholder liquidity.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program.

Advisory Fees

Our Adviser will be compensated for its services. Under the Investment Advisory Agreement, our Adviser is entitled to a fee consisting of two components, a management fee (the "Management Fee") and an Incentive Fee. The Management Fee is calculated at an annual rate of 1.75% of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters. The Management Fee is payable quarterly in arrears. Management Fees for any partial month or quarter will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant month or quarter. The Incentive fee will be calculated and be payable quarterly in arrears based upon our "pre-Incentive Fee net investment income" for the immediately preceding quarter and will be subject to a hurdle equal to 1.75% per quarter, or an annualized rate of 7.0% of our net assets at the end of the immediately preceding calendar quarter, subject to a catch-up feature. **The Incentive Fee payable to the Adviser may be up to 15% of our pre-incentive fee net investment income, subject to an annualized hurdle rate of 7.0%.** See "Investment Advisory Agreement."

Administration

We have also entered into an Administration Agreement with the Administrator under which the Administrator, among other things, provides (or oversees, or arranges for, the provision of) the administrative services and facilities necessary for us to operate. For providing these facilities and services to us, we have agreed to pay our Administrator an amount equal to 1.25% per annum of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters, payable quarterly in arrears. Any administrative or operating expenses we may incur directly and that relate to facilities and services to be provided by the Administrator under the Administration Agreement, exclusive of organizational and offering-related expenses, insurance-related expenses, registration fees, taxes, advisory fees payable under our Investment Advisory Agreement, administrative fees payable under our Administration agreement, interest payments, fees and expenses incurred in connection with leverage arrangements, independent director fees, expenses relating to a material acquisition or merger or a business combination involving us, a special meeting of our stockholders, the acquisition or disposition of investments and sales and purchases of our common stock, and certain extraordinary expenses, will reduce the amount payable to our Administrator under our Administration Agreement. Under the Administration Agreement, among other services and items provided, the Administrator furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing us with other administrative services. The Administrator also serves as our Adviser. **The Administrator expects to retain one or more sub-administrators from time to time to provide certain administrative services to the Company on behalf of the Administrator.** See "Administration Agreement."

USE OF PROCEEDS

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell (1) the minimum number of shares to meet our minimum offering requirement, or [ ] shares, and (2) the maximum number of shares registered in this offering, or [50 million] shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the initial public offering price of the shares and the actual number of shares we sell in the offering.

We intend to use substantially all of the proceeds from this offering, net of expenses, to make Investments, with an emphasis on current income. Those Investments will primarily take the form of Credit Investments, including Participation Interests, and to a lesser extent Equity Investments. See "Investment Objective and Strategy." The remainder we expect to be used for working capital and general corporate purposes. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or provide variation in our portfolio.

We estimate that it will take up to three to six months for us to substantially invest the net proceeds from each closing of this continuous offering, depending on the availability of attractive investment opportunities and market conditions. **We expect that it may take more than three months to invest all of the proceeds of each closing, in part because the private credit investments we intend to acquire often require substantial prior research and due diligence.** This timeframe may be shorter to the extent we enter into Contingent Funding Agreements prior to a closing. However, we can offer no assurance that we will be able to achieve this goal. Pending such use, we will invest the net proceeds of this offering primarily in cash, cash-equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our election to be taxed as a RIC. These securities may have lower yields than our other Investments and accordingly result in lower distributions, if any, by us during such period.

Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Minimum Offering		Maximum Offering	
	Amount	%	Amount	%
Gross Proceeds	[____]	[____]	[$500,000,000]	[____]
Less:				
Sales Load[(1)]	–	–	–	–
Offering Expenses	[____]	[____]	[____]	[____]
Net Proceeds/Amount Available for Investments	[____]	[____]	[____]	[____]

(1) This offering is being made directly by us, and we have not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered pursuant to this prospectus. As a result, there will be no sales load or other discounts or commissions charged in connection with the sale of the shares offered pursuant to this prospectus. See "Plan of Distribution."

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charter as (1) our current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our continuing directors then on our Board of Directors or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

Our charter and bylaws provide that our Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

No Appraisal Rights

As permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of our entire Board of Directors determines that such rights shall apply.

Forum Selection Clause

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any Internal Corporate Claim, as defined by the Maryland General Corporation Law, (b) any derivative action or proceeding brought on our behalf, (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or employees arising pursuant to any provision of the Maryland General Corporation Law or our charter or bylaws or (e) any action asserting a claim against us or any of our directors, officers or employees that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division. By accepting shares of our common stock in connection with this offering, you are agreeing to be bound by these provisions. This provision does not cover claims made by stockholders pursuant to the securities laws of the United States of America, or any rules or regulations promulgated thereunder.

While the applicability of forum selection clauses to claims brought under federal securities law may be subject to challenge, including pursuant to Section 44 under the 1940 Act which generally provides that federal courts shall have exclusive jurisdiction for any suits or actions brought to enforce any liability or duty created under the 1940 Act, the forum selection clause included in our bylaws will likely make it more difficult for a stockholder to successfully pursue litigation against us or those covered by our forum selection clause in another jurisdiction, including one that may be more favorable to such stockholder.

Waiver of Corporate Opportunity Doctrine

Our charter provides that, we, by resolution of our Board, may renounce any interest or expectancy of ours in (or in being offered an opportunity to participate in) business opportunities that are presented to us or developed by or presented to one of more of our directors or officers.

Control Share Acquisitions

The Control Share Acquisition Act (the "CSAA") provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

- **one-tenth or more but less than one-third;**

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- one-third or more but less than a majority; or

- a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act, which will prohibit any such redemption other than in limited circumstances. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The CSAA does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

As a Maryland corporation registered under the 1940 Act as a closed end investment company, we are by default not subject to the CSAA. Furthermore, our Board of Directors has not adopted a resolution to be subject to the CSAA and our bylaws do not contain a comparable provision either. Accordingly, any control shares of the Company will have the same voting rights as all of the other shares of the Company's common stock. We could amend our bylaws, or our Board of Directors could adopt a resolution, to be subject to the CSAA at any time in the future. However, we will amend our bylaws, or our Board of Directors will adopt a resolution, to be subject to the CSAA only if the Board of Directors determines that it would be in our best interests and we determine (after consultation with the SEC staff) that our being subject to the CSAA does not conflict with the 1940 Act. We have been advised that the SEC staff currently believes that opting into the CSAA would be inconsistent with certain provisions of the 1940 Act, and would therefore be unavailable to us.

Conflict with the 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

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capital may expose us to risks, including the typical risks associated with leverage" in the prospectus. We may, however, sell our common stock, or at a price below the then-current net asset value of our common stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a registered closed-end management investment company, we will generally be limited in our ability to invest in any investment in which our Adviser or any of its affiliates currently has an investment or to make any co-investments with our Adviser or its affiliates without an exemptive order from the SEC, subject to certain exceptions.

We may borrow funds to make investments, although we do not intend to incur leverage until the proceeds of the initial closing of this offering are substantially invested in accordance with our investment objective. Although we do not expect to do so, we may also borrow funds, consistent with the limitations of the 1940 Act, in order to make the distributions required to maintain our status as a RIC under Subchapter M of the Code.

We will be periodically examined by the SEC for compliance with the 1940 Act.

As a registered closed-end management investment company, we will be subject to certain risks and uncertainties. See "Risk Factors—Risks Related to Our Business and Structure" in the prospectus.

Fundamental Investment Policies

The policies identified as fundamental in the paragraph below, along with our investment objective, are our only fundamental policies. Fundamental policies may not be changed without the approval of the holders of a majority of our outstanding voting securities, as defined in the 1940 Act.

As a matter of fundamental policy, we will not: (1) act as an underwriter of securities of other issuers (except to the extent that we may be deemed an "underwriter" of securities we purchase that must be registered under the Securities Act before they may be offered or sold to the public); (2) sell securities short (except with regard to managing the risks associated with publicly-traded securities we may hold in our portfolio); (3) purchase securities on margin (except to the extent that we may purchase securities with borrowed money); or (4) engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed investment situations or in hedging the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained). Furthermore, as a matter of fundamental policy, we may make loans and purchase or sell real estate and real estate mortgage loans, except as prohibited under the 1940 Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

In addition, as a matter of fundamental policy, we will not invest more than 25% of our total assets in the securities of companies or entities engaged in any one industry, or group of industries. However, we may invest 25% or more of our total assets in securities of issuers engaged in related industries within ~~a particular~~**broader** industry ~~sector, such as the real estate, transportation or financial services~~ sectors**, provided that we do not invest more than 25% of our total assets in issuers in any single industry**. The foregoing limitation also does not apply to investments in the securities of the U.S. Government, its agencies or instrumentalities. We do not intend to operate as a diversified investment company under the 1940 Act. We may invest up to 100% of our assets in Investments, which may be acquired directly in privately negotiated transactions or in secondary market purchases. Our intention is to not write (sell) or buy put or call options to manage risks associated with any publicly-traded securities we may hold, except that we may enter into hedging transactions, up to the maximum percentage of our assets permitted by the 1940 Act and subject to our investment objective, to manage the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained. We may borrow money or issue senior

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